SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006
Commission file number: 0-10736
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
MGI PHARMA, INC. Retirement Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MGI PHARMA, INC.
5775 West Old Shakopee Road, Suite 100
Bloomington, MN 55437-3174

MGI PHARMA, INC. RETIREMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005
(Report of Independent Registered Public Accounting Firm)

MGI PHARMA, INC. RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
The Board of Trustees
MGI PHARMA, INC. Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of MGI PHARMA, INC. Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Minneapolis, Minnesota
June 29, 2007

MGI PHARMA, INC. RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments at fair value (note 6):
Mutual funds	$40,941,946	18,548,212
MGI PHARMA, INC. common stock	15,812,205	15,144,131
Participant loans	298,080	136,137

Total assets	57,052,231	33,828,480

Receivables:
Employer contribution	4,183,175	3,082,858
Employee contribution	108,756	55,416
Unsettled trades	142,043	—

Total receivables	4,433,974	3,138,274

Net assets available for benefits	$61,486,205	36,966,754

See accompanying notes to financial statements.

MGI PHARMA, INC. RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments (note 6)	$3,405,153	(8,930,193)
Interest and dividends	1,633,254	740,067

Net investment income (loss)	5,038,407	(8,190,126)

Contributions:
Employer — Cash	3,057,540	—
Employer — Stock	2,728,811	3,903,091
Employee	6,125,931	3,122,985

Total contributions	11,912,282	7,026,076

Transfer in from other plan (note 1(c))	13,703,360	526,711

Total additions	30,654,049	(637,339)

Deductions:
Benefits paid to participants	(6,124,297)	(2,782,972)
Plan administrator fees	(10,301)	(2,412)

Total deductions	(6,134,598)	(2,785,384)

Net increase (decrease) in net assets available for benefits	24,519,451	(3,422,723)
Net assets available for benefits:
Beginning of year	36,966,754	40,389,477

End of year	$61,486,205	36,966,754

See accompanying notes to financial statements.

MGI PHARMA, INC. RETIREMENT PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
(b)	Change in Service Provider and Trustee
Effective January 1, 2006, the participants’ Plan assets were transferred from ABN/AMRO to Fidelity, whereupon some investment options changed. Fidelity became the new service provider and trustee for the MGI PHARMA, INC. Retirement Plan.
(c)	Acquisitions
In October 2005, MGI PHARMA, INC. (MGI or the Company) acquired Guilford Pharmaceuticals, Inc. The employees of this company were eligible to participate in the MGI PHARMA, INC. Retirement Plan (the Plan) beginning in January 2006. The existing retirement plan of Guilford was merged into the Plan on January 1, 2006.
In September 2004, MGI acquired Zycos. The existing retirement plan of Zycos was merged into the Plan on January 26, 2005.
(d)	Investments and Income Recognition
The Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Company stock is valued at its quoted market price of $18.41 and $17.16 per share at December 31, 2006 and 2005, respectively. Participant loan notes receivable are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income is allocated to participants’ accounts based upon their pro rata share of the respective investment balance during the income period.
(e)	Payment of Benefits
Benefits are recorded when paid.
(f)	Expenses
All administrative expenses of the Plan, with the exception of loan fees, are paid by MGI.
(g)	Accounting Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

MGI PHARMA, INC. RETIREMENT PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(h)	Risks and Uncertainties
The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.
(i)	Concentration of Market Risk
At December 31, 2006 and 2005, approximately 26% and 41%, respectively, of the Plan’s assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
(2)	Summary Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is a defined contribution retirement savings plan sponsored by MGI. The Plan conforms to Section 401(k) of the Internal Revenue Code and, therefore, defers income taxes on qualifying contributions and Plan earnings. The Plan benefits eligible employees by accumulating retirement assets during their working careers through employee participation in a systematic savings and investment program to which MGI also contributes. The Plan is administered by an Administrative Committee appointed for that purpose by MGI’s board of directors.
Effective January 1, 2006, the Company has adopted the Plan which is the CORPORATEplan for Retirement Profit Sharing/401k plan, Fidelity Basic Plan Document No. 02; a prototype plan sponsored by Fidelity Management and Research Corporation.
At December 31, 2006, there were 693 participants in the Plan. The Plan is available to every employee of MGI who completes one month of employment and is scheduled for at least 1,000 hours of service annually. Eligible employees may participate in the Plan through: (1) contributions of up to 30% of their compensation; (2) employer matching contributions equal to 50% of employee contributions, up to 6% of an employee’s compensation; (3) employer discretionary contributions; and (4) employee rollover contributions. Contributions are subject to certain limitations.
Employee contributions and related earnings are directed by the participant into available investment options and are fully vested at all times. Employer fixed contributions are in the form of cash to the employee’s investment options. The employer annual discretionary contributions are in the form of MGI common stock and can be redirected to any of the Plan’s investment alternatives by the employee upon receipt. Employer contributions are 20% vested after completion of one year of employment, 40% after two years, 60% after three years, 80% after four years, and 100% after five years. Employer discretionary contributions are allocated to a participant’s account based upon his/her pro rata share of total recognized compensation during the year. Forfeitures are used to reduce the amount of MGI’s contributions to the Plan.

MGI PHARMA, INC. RETIREMENT PLAN
Notes to Financial Statements
December 31, 2006 and 2005
A participant’s account may mature and be distributed upon the occurrence of one of the following: (1) death, (2) retirement, (3) the attainment of 70-1/2 years of age, (4) termination of employment, (5) termination of the Plan, or (6) upon certain MGI “change in control” events. Distributions may be a lump sum of cash and MGI common stock held in a participant’s account.
(a)	Investments
At December 31, 2006, the following investment alternatives were available to plan participants: Fidelity Retirement Money Market Portfolio, Fidelity U.S. Bond Index Fund, PIMCO Total Return Fund, American Beacon Large Cap Value Plan, Fidelity Value Fund, Fidelity Export and Multinational Fund, Legg Mason Value Trust, Spartan U.S. Equity Index Fund, Spartan Extended Market Index Fund, RS Partners Fund, Fidelity Contrafund, Rainier Small/Mid Cap Equity Portfolio, Hartford Small Cap Growth Fund, Fidelity International Discovery Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000, 2010, 2020, 2030, 2040, 2005, 2015, 2025, 2035, 2040 Funds and MGI PHARMA, INC. common stock.
(b)	Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or one-half of their vested balances. Loan transactions are treated as transfers between the relevant investment fund and the Participant Notes fund. Loan terms generally cannot exceed five years. The loans are secured by balances in the participants’ accounts and bear interest fixed at 1% above the prime rate upon initiation of the loan. Principal and interest is paid monthly or by more frequent installments.
(3)	Federal Income Taxes
The Plan received a tax qualification letter from the Internal Revenue Service dated November 5, 2003 stating that it is a qualified plan under the Internal Revenue Code (IRC) and, therefore, the associated trust is exempt from federal income taxes. Following the qualification letter, the Plan administration believes operation of the Plan has been performed in a manner to maintain compliance with the applicable requirements of the IRC.
(4)	Party-in-interest Transactions
The Plan engaged in transactions involving the Trustee, Fidelity Investments, and the Company, which are parties-in-interest with respect to the Plan. These transactions are not considered “prohibited transactions” under Section 408(b)(8) and are not prohibited by the Employee Retirement Income Security Act of 1974 (ERISA).
(5)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

MGI PHARMA, INC. RETIREMENT PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(6)	Investments
The following investments, as of December 31, 2006 and 2005, represented 5% or more of the Plan’s invested assets:

	Principal
	amount
	or number	Market
	of shares	value
2006:
Fidelity Investments:
Contrafund	77,481	5,051,748
International Discovery	189,258	7,176,663
Export & Multinational	232,968	5,353,612
Retirement Money Market Portfolio	3,463,218	3,463,218
MGI PHARMA, INC. common stock	858,859	15,812,205

2005:
Vanguard Group of Mutual Funds:
Primecap Fund	$60,628	$3,959,613
American Capital Group of Mutual Funds:
World Growth & Income	60,018	2,195,452
ABN AMRO Group of Mutual Funds:
Income Plus Fund	347,382	2,044,820
MFS Value Fund	84,603	1,958,560
MGI PHARMA, INC. common stock	884,713	15,144,131
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Mutual Funds	$1,728,338	492,812
MGI PHARMA, INC. Common Stock	1,676,815	(9,423,005)

Net assets	$3,405,153	(8,930,193)

Schedule 1
MGI PHARMA, INC. RETIREMENT PLAN
Schedule of Assets (Held at End of Year)
December 31, 2006

		Face amount		Fair market
Identity of issuer	Description	or shares	Cost	value
Legg Mason Value Trust	Registered Investment Fund	2,449	**	$194,335
Pimco Total Return Fund	Registered Investment Fund	39,599	**	411,034
Spartan Extended Market Index Fund	Registered Investment Fund	12,906	**	497,255
RS Partners Fund	Registered Investment Fund	28,718	**	1,006,578
Rainier Small/Mid Cap Equity Portfolio	Registered Investment Fund	43,320	**	1,588,538
Spartan US Equity Index Fund	Registered Investment Fund	32,597	**	1,635,721
ABF Large Cap Value Plan	Registered Investment Fund	104,905	**	2,389,740
Hartford SmallCap Growth Fund	Registered Investment Fund	88,345	**	2,859,735

* Fidelity
Value	Registered Investment Fund	17,031	**	1,372,686
US Bond Index	Registered Investment Fund	197,439	**	2,144,186
Retirement Money Market	Registered Investment Fund	3,463,218	**	3,463,218
Contrafund	Registered Investment Fund	77,481	**	5,051,748
Export & Multinational	Registered Investment Fund	232,968	**	5,353,612
International Discovery	Registered Investment Fund	189,258	**	7,176,663
Freedom Income	Registered Investment Fund	3,576	**	41,272
Freedom 2000	Registered Investment Fund	37,784	**	470,787
Freedom 2005	Registered Investment Fund	601	**	6,975
Freedom 2010	Registered Investment Fund	3,022	**	44,178
Freedom 2015	Registered Investment Fund	168,710	**	2,058,258
Freedom 2020	Registered Investment Fund	38,440	**	596,977
Freedom 2025	Registered Investment Fund	163,813	**	2,091,895
Freedom 2030	Registered Investment Fund	5,679	**	91,039
Freedom 2035	Registered Investment Fund	24,415	**	322,038
Freedom 2040	Registered Investment Fund	7,751	**	73,478

* MGI Pharma, Inc. common stock	Common Stock, par value $0.01	858,859	$11,527,825	15,812,205

Participant loans	Loans to participants with interest
	rates ranging between 5% and 10.5%		**	298,080

Total				$57,052,231

*	Represents party-in-interest. ** Cost information not required for participant-directed investments.
**	Cost information not required for participant-directed investments.
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007	MGI PHARMA, INC. Retirement Plan

	By:	/s/ William F. Spengler

Name: William F. Spengler
Title: Senior Vice President & Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit

23	Consent of KPMG LLP